January 22, 2025

Joshua Ralston
Chief Executive Officer
General Enterprise Ventures, Inc.
1740H Del Range Blvd, Suite 166
Cheyenne, WY 82009

       Re: General Enterprise Ventures, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 31, 2024
           File No. 333-282611
Dear Joshua Ralston:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 4, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary, page 1

1. We note your response to prior comment 18 and your statement that the 10% royalty
       "is briefly described in the purchase agreement attached to this registration statement."
       Please revise to describe the terms of the royalty directly in the prospectus rather than by reference to an exhibit.
2. We note your revised disclosure in response to prior comment 6 and your statement that "Mr. Conboy has remained involved with the Company as a technical consultant, and sales and marketing." Please expand on this statement to further describe the services Mr. Conboy provides to the Company as well as any compensation paid to
       Mr. Conboy for these services. Additionally, we note that the Membership Interest
       Purchase Agreement appears to grant Mr. Conboy a board seat on the board of
 January 22, 2025
Page 2

       directors of General Enterprise Ventures LLC. Please clarify if General Enterprise
       Ventures LLC is a different legal entity than General Enterprise Ventures, Inc., whether Mr. Conboy is a member of your board and if he is entitled to a board seat pursuant to the terms of this agreement.
3. Given your statement that prior to the acquiring the portfolio of intellectual property, neither Mr. Ralston nor MFB Ohio had a prior relationship with Mr. Conboy and your response noting that none of your directors (including Mr. Ralston) have professional experience in the fire retardant and fire suppression industry, please briefly describe the background of the transaction to acquire the intellectual property portfolio.
4. We note your revised disclosure in response to prior comment 7 and reissue the comment in part. Please revise to briefly explain here what it means to be an EPA certified fire retardant. For example, please explain the type of certification issued by the EPA, that you need to renew the certification every two years, as mentioned on page 18, and the specific criteria and process the EPA uses to evaluate fire retardants.
Risk Factors
Risks Relating to Our Business, page 15

5. We note your response to prior comment 23 that neither your sole member of management or any of your directors has professional experience in the fire retardant and suppression industry. Please include risk factor disclosure to address this point.
We do not currently have sufficient cash flow to maintain our business, page 17

6. We reissue comment 12. Your response letter notes you have revised your discussion of cash flow, but your disclosure still notes that you anticipate being cash-flow positive by the end of calendar year 2025. Please provide the basis for this statement, including any material assumptions.
Risks Related to Regulatory and Legal Matters
Our product or facilities could have environmental impacts and side effects, page 18

7. We note your revised disclosure in response to prior comment 17 that "[s]tudies that include relevant data have been attached to this registration statement." Please include a description of the relevant studies directly in the prospectus. Risks Relating to Our Indebtedness
We are highly leveraged, page 19

8. We note your revised disclosure in response to prior comment 13 and your statement on page 19: "As of September 30, 2024, our outstanding indebtedness was $2,042,209. Of this indebtedness, principal amount of $1,121,000
($633,107 on
       balance sheet, net of discount of $487,893) was incurred in connection with convertible notes issued during July 2024 and August 2024 and $153,530 was recorded as accounts payable. The remaining $1,255,572 of indebtedness was incurred between 2022 and 2023 to fund working capital." We also note that on page
       F-24 you show $1,255,572 as due to related parties as of September 30, 2024. Here or elsewhere in the prospectus, please expand your disclosure to provide all of the material terms of the convertible notes and the other indebtedness issued to fund
 January 22, 2025
Page 3

       working capital. In this regard, we note that the disclosure regarding the convertible notes and expenses to related parties does not appear to identify the lenders or applicable related parties.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Professional fees, page 30

9. We note your revised disclosure in response to prior comment 15 and reissue the comment in part. The revised disclosure notes the $8.6 million accounting valuation for 1,200,000 shares of Preferred C stock for professional fees to TC Special
       Investments, Inc. as a consultant and related party. Please describe the nature of the work performed by TC Special Investments, Inc. We also note that during the nine months ended September 30, 2024, you incurred $3.25 million of additional professional fees. Please provide more detail on the nature of these expenses, such as the person or persons to whom you paid these fees and the nature of the services provided. In this regard, we note that the $3.25 million of professional fees appears to be your largest single operating expense and represents approximately 67% of your total operating expenses during this period.
Business, page 39

10. We note your revised disclosure in response to prior comment 11 that you compound your products in house with materials supplied from manufacturers. Please expand your disclosures to briefly describe the process by which you compound your products in house. In this regard, we note your disclosure on page 40 that you can drop ship orders through toll blenders, but your Business section does not appear to address how you prepare your final products.
11. The Membership Interest Purchase Agreement filed as Exhibit 10.2 provides for a
       10% royalty on gross sales before taxes but also mentions a separate Royalty
       Agreement. Please revise to describe this agreement and file it as an exhibit or advise.
Patents, trademarks and licenses and their duration, page 40

12. We note your response to prior comment 19 that you updated your table of patents.
       However, it does not appear that the relevant disclosures have been updated.
       Please revise to provide the type of patent protection and jurisdiction for each patent and clarify which patents relate to which of your products.
Competition, page 51

13. We reissue prior comment 21 in part. Please describe your competitive conditions in each of the market segments you operate in or plan to operate in, not just the commercial and residential construction industry. Specifically, please address competition for sales to fire departments.
Item 16. Exhibits, page II-3

14. Please refile Exhibits 10.2. 99.1, 99.2 and 99.3 in the proper text-searchable format.
       They appear to have been uploaded as images. For guidance, please refer to Item 301 of Regulation S-T.
 January 22, 2025
Page 4

      Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-
7153 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Industrial
Applications and
                                                       Services
cc:   Anthony F. Newton, Esq.